PAUL CASSELL BAKES, INC.
Profit & Loss
January through May 2024

	Jan - May 24
Income	
400 · Sales	12,410.22
Total Income	12,410.22
Cost of Goods Sold	
500 · Purchases	8,726.21
Total COGS	8,726.21
Gross Profit	3,684.01
Expense	
600 · Advertising	499.47
604 · Automobile expense	272.09
606 · Bank service charges	266.81
614 · Promotion and Marketing	200.00
620 · Entertainment and meals	605.68
641 · Licenses and permits	73.64
650 · Office supplies	1,417.04
669 · Supplies	64.12
Total Expense	3,398.85
Net Income	**285.16**

PAUL CASSELL BAKES, INC.
Balance Sheet
As of May 31, 2024

	May 31, 24
ASSETS	
Current Assets	
Checking/Savings	
105 · Cash in City National Bank 8150	287.49
106 · Cash in Wells Fargo 5214	5.73
Total Checking/Savings	293.22
Other Current Assets	
120 · Advances to officers	446.00
Total Other Current Assets	446.00
Total Current Assets	739.22
Fixed Assets	
130 · Furniture and Equipment	
Accumulated depreciation	-840.00
130 · Furniture and Equipment - Other	1,000.00
Total 130 · Furniture and Equipment	160.00
Total Fixed Assets	160.00
TOTAL ASSETS	**899.22**
LIABILITIES & EQUITY	
Equity	
300 · Capital Stock	2,500.00
310 · Retained Earnings	-1,885.94
Net Income	285.16
Total Equity	899.22
TOTAL LIABILITIES & EQUITY	**899.22**

No assurance is provided on these financial statements. Substantially all disclosures are omitted

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Paul Cassell Bakes

Statement of Cash Flows

January - May, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	9,432.58
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-9,441.20
California Department of Tax and Fee Administration Payable	730.93
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-8,710.27**
Net cash provided by operating activities	**$722.31**
INVESTING ACTIVITIES	
Startup & organizational costs	-300.00
Net cash provided by investing activities	**$ -300.00**
NET CASH INCREASE FOR PERIOD	**$422.31**
Cash at beginning of period	3,454.87
CASH AT END OF PERIOD	**$3,877.18**